UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
(Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On September 26, 2024, SHL Telemedicine Ltd. (the “Company”) issued a press release, an investor presentation and a report with respect to its half-year 2024 financial results, copies of which are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively, and which are incorporated by reference herein. The press release, investor presentation and report all contain forward-looking statements and include cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

On September 26, 2024, the Company also published unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2024, a copy of which is furnished herewith as Exhibit 99.4 and which is incorporated by reference herein. The financial statements are formatted in Inline eXtensible Business Reporting Language (“iXBRL”) as Exhibit 101 in accordance with Rule 405 of Regulation S-T and paragraph C.(6)(a)(ii) of the General Instructions to Form 6-K.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546).

Exhibit	Description

99.1	Press release, dated September 26, 2024, with respect to half-year 2024 financial results.
99.2	Investor Presentation issued on September 26, 2024, with respect to half-year 2024 financial results.
99.3	Report with respect to half-year 2024 financial results.
99.4	Unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2024.

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd. By: /s/ Amir Hai Amir Hai Chief Financial Officer

September 26, 2024